Exhibit 4.3

ATS CORPORATION

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

TSX: ATS

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

This Management’s Discussion and Analysis (“MD&A”) for the year ended March 31, 2023 (fiscal 2023) is as of May 17, 2023 and provides information on the operating activities, performance and financial position of ATS Corporation (formerly ATS Automation Tooling Systems Inc.) (“ATS” or the “Company”). It should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2023, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and are reported in Canadian dollars. All references to “$” or “dollars” in this MD&A are to Canadian dollars unless otherwise indicated. Additional information is contained in the Company’s filings with Canadian securities regulators, including its Annual Information Form for fiscal 2023, found on the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.atsautomation.com.

IMPORTANT NOTES

Forward-Looking Statements

This document contains forward-looking information within the meaning of applicable securities laws. Please see “Forward-Looking Statements” for further information on page 32.

Non-IFRS and Other Financial Measures

Throughout this document, management uses certain Non-IFRS financial measures, Non-IFRS ratios and supplementary financial measures within the meaning of applicable securities laws to evaluate the performance of the Company. See “Non-IFRS and Other Financial Measures” on page 34 for an explanation of such measures and “Reconciliation of Non-IFRS Measures to IFRS Measures” beginning on page 24 for a reconciliation of Non-IFRS measures.

COMPANY PROFILE

ATS is an industry-leading automation solutions provider to many of the world’s most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including pre-automation and after- sales services to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, transportation, food & beverage, consumer products and energy. Founded in 1978, ATS employs over 6,500 people at more than 60 manufacturing facilities and over 80 offices in North America, Europe, Southeast Asia and China. To better reflect the Company’s broader, more diverse and technologically advanced capabilities, ATS changed its corporate name to ATS Corporation on November 21, 2022, and the ticker symbol for its common shares on the TSX to ATS. Visit us at www.atsautomation.com.

STRATEGY

To drive the creation of long-term sustainable shareholder value, the Company employs a three-part value creation strategy: Build, Grow and Expand.

Build: To build on the Company’s foundation and drive performance improvements, management is focused on the advancement of the ATS Business Model (“ABM”), the pursuit and measurement of value drivers and key performance indicators, a rigorous strategic planning process, succession planning, talent management, employee engagement, and instilling autonomy with accountability into its businesses.

Grow: To drive organic growth, ATS develops and implements growth tools under the ABM, provides innovation and value to customers and works to grow recurring revenues.

Expand: To expand the Company’s reach, management is focused on the development of new markets and business platforms, the expansion of service offerings, investment in innovation and product development, and strategic and disciplined acquisitions that strengthen ATS.

The Company pursues all of its initiatives using a strategic capital allocation framework in order to drive the creation of long-term sustainable shareholder value.

ATS Business Model

The ABM is a business management system that ATS developed with the goal of enabling the Company to pursue its strategies, outpace the growth of its chosen markets, and drive continuous improvement year over year. The ABM emphasizes:

•	People: developing, engaging and empowering ATS’ people to build the best team;

•	Process: aligning ATS’ people to implement and continuously improve robust and disciplined business processes throughout the organization; and

•	Performance: consistently measuring results in order to yield world-class performance for ATS’ customers and shareholders.

The ABM is ATS’ playbook, serving as the framework to achieve business goals and objectives through disciplined, continuous improvement. The ABM is employed by ATS divisions globally and is supported with extensive training in the use of key problem-solving tools, and applied through various projects to drive continuous improvement. When ATS makes an acquisition, the ABM is quickly introduced to new companies as a means of supporting cultural and business integration.

Key ABM drivers include:

•

Strengthening the core: adopting a customer-first mindset; implementing a robust performance management system; adhering to eight value drivers; managing using key performance indicators; and leveraging daily management to measure at the point of impact;

•

Delivering growth: aligning with customer success; developing organizational talent; constantly confirming that progress is being made toward stated goals; and creating annual operating and capital deployment plans for each ATS division;

•

Pursuing excellence: deploying specific goals that segment strategies into relevant areas of concentration; and improving continuously using Kaizen events, problem solving and other continuous improvement initiatives, which increase performance annually; and

•

Pioneering innovation: driving automation market technology leadership; creating innovative platforms and analytics that benefit customers by reducing complexity, shortening development cycles and improving production efficiencies; and expanding the reach and scope of ATS’ capabilities for competitive advantage.

BUSINESS OVERVIEW

ATS and its subsidiaries serve customers in the following markets: (a) life sciences, including medical devices, pharmaceuticals, radiopharmaceuticals and chemicals; (b) transportation, including electric vehicles (“EV”), automotive and aerospace; (c) food & beverage, including processing, packaging and filling for fresh produce and liquid food & beverage; (d) consumer products, including warehousing automation, cosmetics, electronics and durable goods; and, (e) energy, including oil & gas, in addition to nuclear, solar, and other green energy applications. With broad and in-depth knowledge across multiple industries and technical fields, ATS delivers single-source solutions to customers designed to lower their production costs, accelerate product delivery, and improve quality and quality control. ATS engages with customers on both greenfield programs, such as equipping new factories, and brownfield programs including capacity expansions, production relocations, equipment upgrades, software upgrades, efficiency improvements and factory optimizations. ATS is selective in its choice of markets and favours regulated industries where quality and reliability are mandatory.

ATS engages at varying points in customers’ automation cycles. During the pre-automation phase, ATS offers comprehensive services, including discovery and analysis, concept development, simulation and total cost of ownership modelling, all of which help customers to verify the feasibility of different types of automation, set objectives for factors such as line speed and yield, assess production processes for manufacturability and calculate the total cost of ownership.

For customers that have decided to proceed with an automation project, ATS offers specialized equipment for specific applications and markets, as well as automation and integration services, including engineering design, prototyping, process verification, specification writing, software and manufacturing process controls development, equipment design and build, standard automation products/platforms, third-party equipment qualification, procurement and integration, automation system installation, product line commissioning, validation and documentation. Following the installation of custom automation, ATS may supply duplicate or similar automation systems that leverage engineering design completed in the original customer program. For customers seeking complex equipment production or build-to-print manufacturing, ATS provides value engineering, supply- chain management, integration and manufacturing capabilities, and other automation products and solutions.

Post automation, ATS offers services including training, process optimization, preventative maintenance, emergency and on-call support, spare parts, retooling, retrofits and equipment relocation. Service agreements are often entered into at the time of new equipment sale or are available on an after-market basis on installed equipment. ATS offers a number of software and digital solutions to its customers, including connected factory floor management systems to capture, analyze and use real- time machine performance data to quickly and accurately troubleshoot, deliver process and product solutions, prevent equipment downtime, drive greater operational efficiency and unlock performance for sustainable production improvements.

Contract values for individual automation systems vary and are often in excess of $1 million, with some contracts for enterprise-type programs well in excess of $10 million. Due to the custom nature of customer projects, contract durations vary, with typical durations ranging from six to 12 months, and some larger contracts extending to 18 to 24 months and beyond. Contracts for pre- and post- automation services range in value and can exceed $1 million with varying durations, which can sometimes extend over several years. Contracts for other products range in value and duration, depending on their nature.

Competitive strengths

Management believes ATS has the following competitive strengths:

Global presence, size and critical mass: ATS’ global presence and scale provide advantages in serving multinational customers, as many of the Company’s competitors are smaller and operate with a narrower geographic and/or industrial market focus. ATS and its subsidiaries have locations in Canada, the United States, Italy, Germany, Belgium, Thailand, United Kingdom, Netherlands, Czech Republic, China, Slovakia, Ireland, India, Singapore, Mexico, Spain, France, Ukraine, Malaysia, Brazil, Switzerland, Austria, Indonesia, and Australia. ATS can deliver localized service through its network of over 80 locations globally. Management believes that ATS’ scale and global footprint provide it with competitive advantages in winning large, multinational customer programs and in delivering a lifecycle-oriented service platform to customers’ global operations. In addition, customers seeking to de-risk or enhance the resiliency of their supply chains also provide future opportunities for ATS to pursue by leveraging its global presence and the inherent advantages of automation on production reliability and cost.

Technical skills, capabilities and experience: ATS has designed, manufactured, assembled and serviced automation systems worldwide and has an extensive knowledge base and accumulated design expertise. Management believes ATS’ broad experience in many different industrial markets and with diverse technologies, its talented workforce, which includes approximately 2,000 engineers and approximately 400 program management personnel, and its ability to provide custom automation, repeat automation, automation products and value-added services, position the Company well to serve complex customer programs in a variety of markets

Product and technology portfolio: By bringing thousands of unique automation projects to market, ATS owns an extensive product and technology portfolio. ATS has a number of standard automation platforms and products, including: innovative linear motion transport systems; pallet handling and sanitary conveyance systems; robust cam-driven assembly platforms; advanced vision systems used to ensure product or process quality; optical sorting and inspection technologies; test systems; factory management and intelligence and other software solutions; proprietary weighing hardware and process control software technologies; precision fluid-dispensing equipment; aseptic containment technologies; biopharma processing equipment and high-performance tube filling and cartoning systems. Management believes the Company’s extensive product and technology portfolio provides advantages in developing unique and leading solutions for customers and in maintaining competitiveness.

Recognized brands: Management believes ATS is well-known within the global automation industry due to its long history of innovation and broad scope of operations. In addition, ATS’ subsidiaries include several strong brands, such as: “Scientific Products”, a specialized designer and manufacturer of pharmaceutical and packaging equipment and systems in the life sciences market; “BioDot”, a leading manufacturer of automated fluid-dispensing systems in the life sciences market; “Comecer”, a provider of high-tech automation systems for nuclear medicine and pharmaceutical industries; “NCC”, a provider of engineered-to-order sanitary automation solutions and stand-alone precision conveyance equipment in the food & beverage industries; “MARCO”, a provider of yield control and recipe formulation systems in the food, nutraceuticals and cosmetics sectors; “CFT”, a specialist in the development and production of turn-key machines and systems for the food & beverage industries; “IWK”, a specialist in the packaging market; and “Process Automation Solutions”, a provider of innovative automation solutions for process and production sectors. Management believes that ATS’ brands and global reputation improve sales prospecting, allowing the Company to be considered for a wide variety of customer programs.

Trusted customer relationships: ATS serves some of the world’s largest multinational companies. Many customer relationships are long-standing, often spanning a decade or more, and many customers are repeat buyers who return to ATS and its subsidiaries time after time to meet their automation manufacturing, assembly, processing, and services needs.

Total-solutions capabilities: Customers often rely on ATS because it can provide comprehensive, turnkey solutions in automation. This allows customers to single source their most complex projects to ATS rather than rely on multiple engineering firms, equipment builders and/or service/component suppliers. In addition, ATS provides customers with other value-added services including pre-automation consulting, total cost-of-ownership studies, lifecycle material management, and post- automation service, training and support.

FINANCIAL HIGHLIGHTS

(In millions of dollars, except per share and margin data)

	Q4 2023	Q4 2022	Variance	Fiscal 2023	Fiscal 2022	Variance
Revenues	$730.8	$603.2	21.2%	$2,577.4	$2,182.7	18.1%

Net income	$29.6	$39.9	(25.8)%	$127.7	$121.4	5.2%
Adjusted earnings from operations[1,2]	$101.9	$81.6	24.9%	$343.4	$308.0	11.5%

Adjusted earnings from operations margin[1,2]	13.9%	13.5%	42bps	13.3%	14.1%	(79)bps

Adjusted EBITDA[1,2]	$118.2	$94.9	24.6%	$401.2	$359.5	11.6%

Adjusted EBITDA margin[1,2]	16.2%	15.7%	44bps	15.6%	16.5%	(90)bps

Basic earnings per share	$0.32	$0.44	(27.3)%	$1.39	$1.32	5.3%

Adjusted basic earnings per share[1,2]	$0.73	$0.60	21.7%	$2.37	$2.30	3.0%

Order Bookings[1]	$737.0	$638.0	15.5%	$3,256.0	$2,456.0	32.6%

As At				March 31 2023	March 31 2022	Variance
Order Backlog[1]				$2,153	$1,438	49.7%

[1]	Non-IFRS Financial Measure - See “Non-IFRS and Other Financial Measures.”
[2]

Certain Non-IFRS Financial Measures have been revised from previously disclosed values to exclude the impact on stock-based compensation expense of the revaluation of deferred stock units and restricted share units resulting specifically from the change in market price of the Company’s shares between periods. Management believes that this adjustment provides further insight into the Company’s performance, as share price volatility drives variability in the Company’s stock-based compensation expense.

EXECUTIVE SUMMARY: GROWTH IN STRATEGIC END MARKETS

•

Growth in fourth quarter revenues of 21.2% year over year driven by organic revenue growth (excluding foreign exchange translation) of 16.5% with 0.8% of growth from recent strategic acquisitions (“acquisitions” or “acquired companies” in this MD&A refers to companies that were not part of the consolidated group in the comparable prior year periods). (Organic revenue is a Non-IFRS Financial Measure - see “Non-IFRS and Other Financial Measures”.)

•

Growth in Order Bookings in the fourth quarter of 15.5% year over year reflected organic Order Bookings growth of 11.1% primarily due to large Order Bookings from an existing EV customer. (Order Bookings and organic Order Bookings growth are Non-IFRS Financial Measures - see “Non-IFRS and Other Financial Measures”.)

•

Order Backlog of $2,153 million at quarter-end provides good revenue visibility, and is distributed across strategic global markets and regulated industries. (Order Backlog is a Non-IFRS Financial Measure - see “Non-IFRS and Other Financial Measures”.)

•

Non-cash working capital as a percentage of revenues of 10.1% improved in comparison to the prior quarter, partially driven by receipt of milestone payments for large EV programs. Net debt to adjusted EBITDA ratio at March 31, 2023 of 2.7 times is within the Company’s target range as it continues to fund short-term working capital requirements to support growth. (Non-cash working capital as a percentage of revenues and net debt to adjusted EBITDA are Non-IFRS ratios; see “Non-IFRS and Other Financial Measures”.)

•

Adjusted earnings from operations for the fourth quarter increased 24.9% to $101.9 million (13.9% margin), compared to $81.6 million (13.5% margin) a year ago on higher revenues, partially offset by higher SG&A expenses. (Adjusted earnings from operations and adjusted earnings from operations margin are Non-IFRS Measures — See “Non-IFRS and Other Financial Measures”.)

STRATEGIC BUSINESS ACQUISITIONS

On December 22, 2022, the Company acquired IPCOS Group N.V. (“IPCOS”), a Belgium-based provider of process optimization and digitalization solutions with six locations in Europe, the United States, and India. IPCOS joined ATS’ Process Automation Solutions (“PA”) business to accelerate PA’s strategy to drive productivity improvement through digital solutions.

On March 3, 2023, the Company acquired Zi-Argus Australia Pty Ltd. and Zi-Argus Ltd. (“ZIA”), subsidiaries of Zuellig Industrial Group. ZIA is a well-established, independent automation systems integrator serving Southeast Asia and Australia with a strong focus on process control, factory floor automation, data center and Industry 4.0 digitization solutions.

On March 28, 2023, the Company acquired Triad Unlimited LLC (“Triad”), a U.S.-based reliability engineering service provider to North American and European markets including life sciences food & beverage. Triad supports ATS’ after sales and service initiatives that focus on delivering customer value through the highest level of asset performance over the lifecycle of installed equipment.

Total purchase price for these three acquisitions was approximately $69.6 million and cash consideration paid in fiscal 2023 for these three acquisitions was $58.4 million. The balance of the purchase prices were comprised of contingent consideration of up to $7.9 million payable if certain performance targets are met within two years of acquisition and $3.2 million of deferred consideration to be paid within 36 months of acquisition. These acquisitions were accounted for as business combinations with the Company as the acquirer. The purchase method of accounting was used.

Order Bookings by Quarter

(in millions of dollars)

	Fiscal 2023	Fiscal 2022

Q1	$736	$637

Q2	804	510

Q3	979	671

Q4	737	638

Total Order Bookings	$3,256	$2,456

Fourth quarter fiscal 2023 Order Bookings were $737 million. The 15.5% year over year increase reflected organic Order Bookings growth of 11.1% and 0.7% growth from acquired companies (“acquired companies” in this MD&A refers to companies that were not part of the consolidated group in the comparable prior-year periods), in addition to a 3.7% increase due to foreign exchange rate translation of Order Bookings from foreign-based ATS subsidiaries, primarily reflecting the strengthening of the U.S. dollar and Euro relative to the Canadian dollar. Order Bookings from acquired companies totalled $4.8 million. By market, Order Bookings in life sciences decreased compared to the prior-year period primarily due to the timing of customer decisions. Order Bookings in transportation increased due to the previously announced U.S. $119.9 million in Order Bookings from an existing global automotive customer to move towards fully automated battery assembly systems for their North American manufacturing operations.

These Order Bookings are expected to be executed over the next 18-24 months and are in addition to U.S. $458.3 million of Order Bookings from the same customer announced through the first three quarters of fiscal 2023. Order Bookings in food & beverage increased primarily due to the timing of customer decisions. Order Bookings in consumer products decreased primarily due to a large customer project awarded in the fourth quarter of fiscal 2022. Order Bookings in energy increased due to contributions from IPCOS totalling $3.7 million.

Fiscal 2023 Order Bookings were $3,256 million The 32.6% increase reflected organic Order Bookings growth of 25.1%, 7.3% from acquired companies, and a 0.2% increase due to foreign exchange rate translation, primarily reflecting the strengthening of the U.S. dollar relative to the Canadian dollar, partially offset by the strengthening of the Canadian dollar relative to the Euro. Growth in Order Bookings from acquired companies totaled $180.2 million, of which SP Industries, Inc. (“SP”) contributed $131.0 million and NCC Automated Systems, Inc. (“NCC”) contributed $24.5 million. By market, Order Bookings in life sciences increased primarily due to contributions from acquired companies of $151.9 million, of which SP contributed $131.0 million. Order Bookings in Fiscal 2022 included a single $120 million Order Booking from a global medical device customer for a fully automated manufacturing solution in addition to follow-on work from the same customer. This year’s life sciences bookings were more diversified. Order Bookings in transportation increased due to the previously announced U.S. $578 million in Order Bookings from an existing global automotive customer. Order Bookings in food & beverage decreased primarily due to negative foreign exchange translation impact, primarily reflecting the strengthening of the Canadian dollar relative to the Euro. Order Bookings in consumer products decreased due to large customer project awards in the prior year. Order Bookings in energy decreased due to timing of customer projects.

Trailing twelve month book-to-bill ratio at March 31, 2023 was 1.26:1. Book-to-bill ratio is a supplementary financial measure - see “Non-IFRS and Other Financial Measures.”

Order Backlog Continuity

(In millions of dollars)

	Q4 2023	Q4 2022	Fiscal 2023	Fiscal 2022
Opening Order Backlog	$2,143	$1,475	$1,438	$1,160

Revenues	(731)	(603)	(2,577)	(2,183)

Order Bookings	737	638	3,256	2,456

Order Backlog adjustments[1]	4	(72)	36	5
Total	$2,153	$1,438	$2,153	$1,438

[1]

Order Backlog adjustments include incremental Order Backlog of acquired companies ($9 million acquired with ZIA and $5 million acquired with Triad in the three and twelve months ended March 31, 2023, $14 million acquired with IPCOS in the twelve months ended March 31, 2023, and in fiscal 2022, $104 million acquired with SP, $24 million acquired with BioDot Inc. (“BioDot”), and $13 million acquired with NCC) as well as foreign exchange adjustments, scope changes and cancellations.

OUTLOOK

Order Backlog by Market

(In millions of dollars)

As at	March 31, 2023	March 31, 2022[1]
Life Sciences	$761	$749

Transportation[2]	939	208

Food & Beverage	215	183

Consumer Products	156	196

Energy	82	102
Total	$2,153	$1,438
[1]	$15.0 million of Order Backlog related to SP as at March 31, 2022 was reclassified from Consumer Products to Life Sciences.
[2]	The increase in transportation Order Backlog was primarily driven by EV Order Bookings.

At March 31, 2023, Order Backlog was $2,153 million, 49.7% higher than at March 31, 2022. Order Backlog growth was primarily driven by higher Order Bookings in fiscal 2023 within the transportation market, primarily from EV projects.

The life sciences opportunity funnel remains strong as a result of solid activity across all submarkets, including medical devices, pharmaceuticals and radiopharmaceuticals. Management continues to see opportunities with both new and existing customers, including opportunities to deliver life sciences solutions that leverage integrated capabilities from ATS’ various life sciences businesses. Management believes the Company’s strategic acquisitions position ATS well as an integrated life sciences solutions provider. In transportation, the funnel largely includes strategic opportunities related to electric vehicles, as the global automotive industry continues to pivot towards EV production. Management believes the Company’s automated EV battery pack and assembly capabilities position ATS well to be a critical partner within the industry. Funnel activity in food & beverage remains strong, and the Company enters fiscal 2024 with its highest Order Backlog since entering the food & beverage market. Timing of the summer harvest season drives some seasonality in this vertical. Funnel activity in consumer products is stable. Funnel activity in energy is stable and includes some longer-term opportunities in the nuclear industry. The Company is focused on clean energy applications including solutions for the refurbishment of nuclear power plants, early participation in the small modular reactor market, and grid battery storage. Across all markets, customers are exercising normal caution in their approach to investment and spending. Funnel growth in markets where environmental, social and governance (“ESG”) requirements are an increasing focus for customers — including grid battery storage, EV and nuclear, as well as consumer goods packaging — provide ATS with opportunities to use its capabilities to respond to customer sustainability standards and goals. Customers seeking to de-risk or enhance the resiliency of their supply chains, address a shortage of skilled workers or combat higher labour costs also provide future opportunities for ATS to pursue. Management believes that the underlying trends driving customer demand for ATS solutions including rising labour costs, labour shortages, production onshoring or reshoring and the need for scalable, high-quality, energy-efficient production remain favourable.

Order Backlog of $2,153 million is expected to help mitigate some of the impact of quarterly variability in Order Bookings on revenues in the short term. The Company’s Order Backlog includes several large enterprise programs that have longer periods of performance and therefore longer revenue recognition cycles, including several in the early stages of execution. This has extended the average period over which the Company expects to convert its Order Backlog to revenues, providing the Company with longer visibility. As a result of the extended average project conversion period, combined with higher Order Backlog, the Company’s recent quarterly Order Backlog conversion percentage has decreased. In the first quarter of fiscal 2024, management expects the conversion of Order Backlog to revenues to be in the 32% to 35% range. This estimate is calculated each quarter based on management’s assessment of project schedules across all customer contracts, expectations for faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity.

The timing of customer decisions on larger opportunities is expected to cause variability in Order Bookings from quarter to quarter. Revenues in a given period are dependent on a combination of the volume of outstanding projects the Company is contracted to, the size and duration of those projects, and the timing of project activities including design, assembly, testing, and installation. Given the specialized nature of the Company’s offerings, the size and scope of projects vary based on customer needs. The Company seeks to achieve revenue growth organically and by identifying strategic acquisition opportunities that provide access to attractive end-markets and new products and technologies and deliver hurdle rate returns. The Company is working to grow its product portfolio and after-sales service revenues as a percentage of overall revenues over time, which is expected to provide some balance to customers’ capital expenditure cycles.

Management is pursuing several initiatives to grow its revenues and improve its profitability with the goal of expanding its adjusted earnings from operations margin to 15% over the long term. These initiatives include growing the Company’s after-sales service business, improving global supply chain management, increasing the use of standardized platforms and technologies, growing revenues while leveraging the Company’s cost structure, pursuing continuous improvement in all business activities through the ABM including in acquired businesses. The Company continues to make progress in line with its plans to integrate acquired companies, and expects to realize cost and revenue synergies consistent with announced integration plans.

In the short term, ATS will continue to address disruptions to global supply chains and cost pressures due to inflation, which are leading to longer lead times and cost increases on certain raw materials and components. To date, the Company has mitigated many of these supply chain disruptions through the use of alternative supply sources and savings on materials not affected by cost increases. However, prolonged cost increases, and price volatility have and may continue to disrupt the timing and progress of the Company’s margin expansion efforts and affect revenue recognition. Achieving and sustaining management’s margin target assumes that the Company will successfully implement the initiatives noted above, and that such initiatives will result in improvements to its adjusted earnings from operations margin that offset the pressures resulting from disruptions in the global supply chain (see “Forward-Looking Statements” for a description of the risks underlying the achievement of the margin target in future periods).

The Company regularly monitors customers for changes in credit risk and does not believe that any single industry or geographic region represents significant credit risk.

In the short term, the Company expects non-cash working capital to remain above 10% as programs progress through milestones. Over the long term, the Company generally expects to continue investing in non-cash working capital to support growth, with fluctuations expected on a quarter-over-quarter basis. The Company’s long-term goal is to maintain its investment in non-cash working capital as a percentage of annualized revenues below 15%.

However, given the size and timing of milestone payments for certain large EV programs, the Company could see its working capital exceed 15% of annualized revenues in certain periods. The Company expects that continued cash flows from operations, together with cash and cash equivalents on hand and credit available under operating and long-term credit facilities will be sufficient to fund its requirements for investments in non-cash working capital and capital assets, and to fund strategic investment plans including some potential acquisitions. Acquisitions could result in additional debt or equity financing requirements for the Company. Non-cash working capital as a percentage of revenues is a Non-IFRS ratio - see“Non-IFRS and Other Financial Measures.”

Reorganization Activity

The Company regularly reviews its operations to ensure alignment with market opportunities and to achieve optimal structural and cost efficiencies. As a part of this review, the Company previously announced a plan to improve the cost structure of the organization through targeted reductions which primarily impacted certain management positions. Resulting actions started in the second quarter of fiscal 2023 and continued through fiscal year end. Restructuring expenses recorded in relation to the reorganization were $27.5 million, compared to the originally estimated range of $20 to $25 million, with $15.8 million recorded in the fourth quarter. The estimated payback period of the restructuring plan is approximately 18 months, consistent with the Company’s original estimates.

DETAILED ANALYSIS

CONSOLIDATED RESULTS

(In millions of dollars, except per share data)

	Q4 2023	Q4 2022	Fiscal 2023	Fiscal 2022	Fiscal 2021
Revenues	$730.8	$603.2	$2,577.4	$2,182.7	$1,430.0

Cost of revenues	519.9	430.0	1,851.6	1,570.3	1,045.8

Selling, general and administrative	123.9	110.7	445.2	387.1	236.0

Restructuring costs	15.8	1.9	27.5	5.9	14.3

Stock-based compensation	19.3	0.8	30.6	32.8	14.3
Earnings from operations	$51.9	$59.8	$222.5	$186.6	$119.6

Net finance costs	$18.8	$9.6	$62.7	$32.2	$40.1

Provision for income taxes	3.5	10.3	32.1	33.0	15.4
Net income	$29.6	$39.9	$127.7	$121.4	$64.1
Basic earnings per share	$0.32	$0.44	$1.39	$1.32	$0.70

Total assets			$3,543.8	$3,069.4	$2,201.8

Total cash and short-term investments			$159.9	$135.3	$187.5

Total debt			$1,258.9	$1,101.3	$504.8

Other non-current liabilities			$140.7	$159.2	$139.4

Non-IFRS Financial Measures[1,2]		Q4 2023	Q4 2022	Fiscal 2023	Fiscal 2022
Adjusted earnings from operations		$101.9	$81.6	$343.4	$308.0

EBITDA		$85.8	$92.3	$348.0	$302.0

Adjusted EBITDA		$118.2	$94.9	$401.2	$359.5

Adjusted basic earnings per share		$0.73	$0.60	$2.37	$2.30
[1]	Non-IFRS Financial Measures - see “Non-IFRS and Other Financial Measures.”
[2]	The composition of these Non-IFRS Measures has been revised from what was previously disclosed. See “Non-IFRS and Other Financial Measures.”

 Consolidated Revenues

 (In millions of dollars)

Revenues by type	Q4 2023	Q4 2022	Fiscal 2023	Fiscal 2022

Revenues from construction contracts	$470.7	$355.6	$1,630.4	$1,359.7
Services rendered	137.4	136.3	492.3	485.7

Sale of goods	122.7	111.3	454.7	337.3
Total revenues	$730.8	$603.2	$2,577.4	$2,182.7

Revenues by market	Q4 2023	Q4 2022	Fiscal 2023	Fiscal 2022
Life Sciences[1]	$324.5	$339.0	$1,209.9	$1,135.5

Transportation	199.1	78.6	578.2	293.8
Food & Beverage	99.1	95.2	371.3	395.0

Consumer Products[1]	82.2	64.2	305.1	246.5
Energy	25.9	26.2	112.9	111.9

Total revenues	$730.8	$603.2	$2,577.4	$2,182.7

[1]

$18.7 million of revenues earned by SP in the three months ended March 31, 2022 and $22.5 million of revenues earned by SP in the twelve months ended March 31, 2022 have been reclassified from Consumer Products to Life Sciences and are reflected in the revenues above.

Revenues by customer location	Q4 2023	Q4 2022	Fiscal 2023	Fiscal 2022
North America	$438.1	$333.3	$1,525.5	$1,114.3
Europe	237.8	207.3	811.7	822.9
Asia/Other	54.9	62.6	240.2	245.5
Total revenues	$730.8	$603.2	$2,577.4	$2,182.7

Fourth Quarter

Fiscal 2023 fourth quarter revenues were 21.2% or $127.6 million higher than in the corresponding period a year ago. This performance reflected year over year organic revenue growth (growth excluding contributions from acquired companies and foreign exchange translation) of $99.5 million or 16.5%, and revenues earned by acquired companies of $4.8 million, attributable to IPCOS, which was acquired at the end of the third quarter of fiscal 2023. Foreign exchange translation positively impacted revenues by $23.3 million or 3.9%, primarily reflecting the strengthening of the U.S. dollar and Euro relative to the Canadian dollar. Revenues generated from construction contracts increased 32.4% or $115.1 million due to organic revenue growth combined with positive foreign exchange translation impact. Revenues from services increased 0.8% or $1.1 million. Revenues from the sale of goods increased 10.2% or $11.4 million due to organic revenue growth and positive foreign exchange translation impact.

By market, revenues generated in life sciences decreased $14.5 million or 4.3% year over year. This was partially due to higher revenues earned on a large $120 million program in progress a year ago. Revenues in transportation increased $120.5 million or 153.3% on higher Order Backlog entering the fourth quarter of fiscal 2023, driven primarily by previously announced EV Order Bookings of U.S. $578.2 million. Revenues generated in food & beverage increased $3.9 million or 4.1% on higher Order Backlog entering the fourth quarter of fiscal 2023. Revenues generated in consumer products increased $18.0 million or 28.0% due to organic revenue growth and timing of customer projects. Revenues in energy decreased $0.3 million or 1.1%

Full Year

Revenues for the year ended March 31, 2023 were 18.1% or $394.7 million higher than in the prior year and included $201.7 million of revenues earned by acquired companies, most notably $157.2 million from SP. Organic revenue growth, excluding contributions from acquired companies and the impact of foreign exchange fluctuations, was $199.4 million or 9.2% higher than the corresponding period in the prior year. Organic revenue growth was primarily related to activity in transportation, driven by EV work, as well as increases in consumer products.

Foreign exchange translation negatively impacted revenues by $6.4 million or 0.3%, primarily reflecting the strengthening of the Canadian dollar relative to the Euro, partially offset by the strengthening of the U.S. dollar relative to the Canadian dollar. Revenues generated from construction contracts increased 19.9% or $270.7 million due to organic revenue growth combined with revenues earned by acquired companies totalling $43.7 million, primarily $26.0 million from SP. Revenues from services increased 1.4% or $6.6 million due to revenues earned by acquired companies of $34.2 million, most notably $18.6 million from SP, partially offset by reductions due to timing of several large service programs completed in the prior year and foreign exchange translation impact. Revenues from the sale of goods increased 34.8% or $117.4 million due to $123.8 million of product and spare parts sales earned by acquired companies, primarily $112.5 million from SP, which generates a higher percentage of its revenues from product sales.

By market, fiscal 2023 revenues from life sciences increased $74.4 million or 6.6% due to contributions from acquired companies of $180.9 million, partially offset by higher revenues earned in fiscal 2022 on a $120 million program in progress a year ago. Revenues in transportation increased $284.4 million or 96.8% due primarily to revenues earned on previously announced large EV Order Bookings. Revenues generated in food & beverage decreased $23.7 million or 6.0% due primarily to foreign exchange translation. Revenues generated in consumer products increased $58.6 million or 23.8% on contributions from acquired companies of $8.4 million and higher Order Backlog entering the fiscal year. Revenues in energy increased $1.0 million or 0.9%.

Cost of revenues. At $519.9 million, fourth quarter fiscal 2023 cost of revenues increased $89.9 million, or 20.9% compared to the corresponding period a year ago due primarily to higher revenues. Fourth quarter fiscal 2023 gross margin was 28.9%, compared to 28.7% in the corresponding period a year ago. Excluding acquisition-related inventory fair value charges, fourth quarter fiscal 2023 gross margin was 28.9%, and 29.6% in the corresponding period a year ago. The year-over-year decrease in gross margin excluding acquisition-related inventory fair value charges was primarily attributable to the execution of higher margin programs in the prior period and supply chain headwinds, including cost inflation and longer lead-times, in the current period. Annual gross margin was 28.2% (or 28.5% excluding acquisition-related inventory fair value charges of $9.2 million) compared to 28.1% (or 29.2% excluding acquisition-related inventory fair value charges of $25.7 million) in the corresponding period a year ago. The annual decrease in gross margin excluding acquisition-related inventory fair value charges was due primarily to the execution of higher margin programs in the prior period and supply chain headwinds, including cost inflation and longer lead-times, in the current period.

Selling, general and administrative (“SG&A”) expenses. SG&A expenses for the fourth quarter of fiscal 2023 were $123.9 million and included $17.6 million of costs related to the amortization of identifiable intangible assets on business acquisitions and $1.5 million of incremental costs related to the Company’s acquisition activity. Excluding these items, SG&A expenses were $104.8 million in the fourth quarter of fiscal 2023. Comparably, SG&A expenses for the fourth quarter of fiscal 2022 were $91.8 million, which excluded $19.2 million of costs related to the amortization of identifiable intangible assets on business acquisitions, $1.4 million of incremental costs related to the Company’s acquisition activity and $1.7 million in adjustments to contingent consideration and post- acquisition remuneration related to the acquisition of MARCO. Higher SG&A expenses in the fourth quarter of fiscal 2023 primarily reflected increased employee costs.

Fiscal 2023 SG&A expenses were $445.2 million, which included $67.7 million of costs related to the amortization of identifiable intangible assets on business acquisitions and $3.1 million of incremental costs related to the Company’s acquisition activity. Excluding these costs, annual SG&A expenses were $374.4 million. Comparably, SG&A expenses for the year ended March 31, 2022 were $312.9 million, which excluded $63.9 million of expenses related to the amortization of identifiable intangible assets on business acquisitions, $12.0 million of incremental costs related to the Company’s acquisition activity and $1.7 million in adjustments to contingent consideration and post-acquisition remuneration related to the acquisition of MARCO. Higher SG&A expenses for the year ended March 31, 2023 primarily reflected the SG&A expenses of acquired companies of $37.1 million, including SP SG&A of $27.2 million, in addition to increased employee costs and travel costs resulting from the easing of travel restrictions.

Restructuring costs. For the three and twelve months ended March 31, 2023, restructuring costs were $15.8 million and $27.5 million, respectively, compared to restructuring costs of $1.9 million and $5.9 million in the corresponding periods a year ago. For further information on the restructuring costs, refer to Reorganization Activity on page 11.

Stock-based compensation. Stock-based compensation expense was $19.3 million in the fourth quarter of fiscal 2023, which included $15.1 million of revaluation expenses from the deferred stock units and restricted share units resulting from the change in the market price of the Company’s shares between periods (“stock-based compensation revaluation expenses”). Comparably, stock-based compensation expense was $0.8 million in the corresponding period a year ago, which included $(4.2) million of revaluation expenses. Fiscal 2023 stock-based compensation expense was $30.6 million, which included $13.4 million of stock-based compensation revaluation expenses, compared to $32.8 million a year earlier, which included $15.6 million of stock-based compensation revaluation expenses.

Earnings and adjusted earnings from operations

(in millions of dollars)

	Q4 2023	Q4 2022	Fiscal 2023	Fiscal 2022
Earnings from operations	$51.9	$59.8	$222.5	$186.6

Amortization of acquisition-related intangible assets	17.6	19.2	67.7	63.9

Acquisition-related transaction costs	1.5	1.4	3.1	12.0

Acquisition-related inventory fair value charges	—	5.2	9.2	25.7

Contingent consideration adjustment	—	(1.7)	—	(1.7)

Restructuring charges	15.8	1.9	27.5	5.9

Mark to market portion of stock-based compensation	15.1	(4.2)	13.4	15.6
Adjusted earnings from operations[1,2]	$101.9	$81.6	$343.4	$308.0

[1]	Non-IFRS Financial Measure - See “Non-IFRS and Other Financial Measures”
[2]	The composition of these Non-IFRS Measures has been revised from what was previously disclosed. See “Non-IFRS and Other Financial Measures.”

Fourth Quarter

Fiscal 2023 fourth quarter earnings from operations were $51.9 million (7.1% operating margin) compared to $59.8 million (9.9% operating margin) in the fourth quarter a year ago. Fiscal 2023 earnings from operations included $17.6 million related to amortization of acquisition-related intangible assets and $1.5 million of incremental costs related to the Company’s acquisition activity recorded to SG&A expenses, $15.8 million of restructuring costs, and $15.1 million of stock-based compensation revaluation expenses. Fourth quarter fiscal 2022 earnings from operations included $5.2 million of acquisition-related fair value adjustments to acquired inventories recorded in cost of revenues, $19.2 million of amortization of acquisition-related intangible assets, $1.4 million of incremental costs related to the Company’s acquisition activity recorded in SG&A expenses, $1.9 million of restructuring costs, and $(4.2) million of stock-based compensation revaluation expenses.

Excluding these items in both quarters, adjusted earnings from operations were $101.9 million (13.9% margin), compared to $81.6 million (13.5% margin) a year ago. Fourth quarter fiscal 2023 adjusted earnings from operations reflected higher revenues, partially offset by increased SG&A expenses.

Full Year

For the year ended March 31, 2023, earnings from operations were $222.5 million (8.6% operating margin), compared to $186.6 million (8.5% operating margin) a year ago. Earnings from operations included $9.2 million of acquisition-related fair value adjustments to acquired inventories recorded in cost of revenues, $67.7 million related to amortization of acquisition-related intangible assets, $3.1 million of incremental costs related to the Company’s acquisition activity recorded in SG&A expenses, $27.5 million of restructuring costs as part of the announced reorganization plan, and $13.4 million of stock-based compensation revaluation expenses. For the year ended March 31, 2022, earnings from operations included $25.7 million of acquisition-related fair value adjustments to acquired inventories recorded in cost of revenues, $63.9 million related to amortization of acquisition-related intangible assets, $12.0 million of incremental costs related to the Company’s acquisition activity recorded to SG&A, $5.9 million of restructuring costs, and $15.6 million of stock-based compensation revaluation expenses.

Excluding those items in both years, adjusted earnings from operations were $343.4 million (13.3% margin), compared to $308.0 million (14.1% margin) in fiscal 2022. Contributions from acquired companies were $23.7 million with SP contributing $19.0 million. Higher fiscal 2023 adjusted earnings from operations reflected higher revenues, partially offset by increased SG&A expenses.

Net finance costs. Net finance costs were $18.8 million in the fourth quarter of fiscal 2023, compared to $9.6 million a year ago. Fiscal 2023 finance costs were $62.7 million compared to $32.2 million a year ago. The increases were due to usage of the Company’s credit facility to finance acquisitions and higher interest rates.

Income tax provision. For the three- and twelve-months ended March 31, 2023, the Company’s effective income tax rates of 10.6% and 20.1%, respectively, differed from the combined Canadian basic federal and provincial income tax rate of 26.5% due to income earned in certain jurisdictions with different statutory tax rates.

Net Income. Net income for the fourth quarter of fiscal 2023 was $29.6 million (32 cents per share basic), compared to $39.9 million (44 cents per share basic) for the fourth quarter of fiscal 2022. The decrease reflected increased SG&A, restructuring costs, stock-based compensation, and financing costs, partially offset by higher revenues and decreased income tax expense. Adjusted basic earnings per share were 73 cents compared to 60 cents in the year of fiscal 2022 (see “Reconciliation of Non- IFRS Measures to IFRS Measures”).

Fiscal 2023 net income was $127.7 million ($1.39 per share basic), an increase of $6.3 million compared to a year ago. This was primarily the result of higher revenues and decreased income tax expense, partially offset by higher SG&A expenses, restructuring costs and finance costs. Adjusted basic earnings per share were $2.37 in the year ended March 31, 2023 compared to $2.30 in the corresponding period a year ago (see “Reconciliation of Non-IFRS Measures to IFRS Measures”).

Other Non-IFRS Measures of Performance (In millions of dollars)
	Q4 2023	Q4 2022	Fiscal 2023	Fiscal 2022
Earnings from operations	$51.9	$59.8	$222.5	$186.6

Depreciation and amortization	33.9	32.5	125.5	115.4
EBITDA[1]	$85.8	$92.3	$348.0	$302.0
Restructuring charges	15.8	1.9	27.5	5.9

Acquisition-related transaction costs	1.5	1.4	3.1	12.0

Acquisition-related inventory fair value charges	—	5.2	9.2	25.7

Mark to market portion of stock-based compensation[2]	15.1	(4.2)	13.4	15.6

Contingent consideration adjustment	—	(1.7)	—	(1.7)
Adjusted EBITDA[1,2]	$118.2	$94.9	$401.2	$359.5

[1]	Non-IFRS Financial Measure - See “Non-IFRS and Other Financial Measures”
[2]	The composition of these Non-IFRS Measures has been revised from what was previously disclosed. See “Non-IFRS and Other Financial Measures.”

Fourth Quarter

Depreciation and amortization expense was $33.9 million in the fourth quarter of fiscal 2023, compared to $32.5 million a year ago.

EBITDA was $85.8 million (11.7% EBITDA margin) in the fourth quarter of fiscal 2023 compared to $92.3 million (15.3% EBITDA margin) in the fourth quarter of fiscal 2022. EBITDA for the fourth quarter of fiscal 2023 included $15.8 million of restructuring charges, $1.5 million of incremental costs related to the Company’s acquisition activity, and $15.1 million of stock-based compensation revaluation expenses. EBITDA for the corresponding period in the prior year included $1.9 million of restructuring charges, $1.4 million of incremental costs related to acquisition activity, $5.2 million of acquisition- related inventory fair value changes, $(4.2) million of stock-based compensation revaluation expenses and $(1.7) of contingent consideration adjustments. Excluding these costs, adjusted EBITDA was $118.2 million (16.2% adjusted EBITDA margin), compared to $94.9 million (15.7% adjusted EBITDA margin) for the corresponding period in the prior year. Higher adjusted EBITDA reflected higher revenues, partially offset by increased SG&A expenses. EBITDA is a non-IFRS measure - see “Non-IFRS and Other Financial Measures.”

Full Year

Depreciation and amortization expense was $125.5 million for fiscal 2023, compared to $115.4 million a year ago, primarily due to the addition of identifiable intangible assets recorded on the acquisition of SP.

EBITDA was $348.0 million (13.5% EBITDA margin) in fiscal 2023 compared to $302.0 million (13.8% EBITDA margin) a year ago. EBITDA for fiscal 2023 included $27.5 million of restructuring charges, $3.1 million of incremental costs related to the Company’s acquisition activity, $9.2 million of acquisition-related inventory fair value charges and $13.4 million of stock-based compensation revaluation expenses. EBITDA in the corresponding period a year ago included $5.9 million of restructuring charges, $12.0 million of incremental costs related to the Company’s acquisition activity, $25.7 million of acquisition-related inventory fair value charges, $15.6 million of stock-based compensation revaluation expenses, and $(1.7) of contingent consideration adjustments. Excluding these costs in both years, adjusted EBITDA was $401.2 million (15.6% adjusted EBITDA margin), compared to $359.5 million (16.5% adjusted EBITDA margin) a year ago. Higher adjusted EBITDA reflected higher revenues, partially offset by increased SG&A expenses.

SHARE DATA

During fiscal 2023, 291,659 stock options were exercised. At May 17, 2023 the total number of shares outstanding was 91,939,688. There were also 785,429 stock options outstanding to acquire common shares of the Company and 354,145 RSUs outstanding that may be settled in ATS common shares purchased on the open market where deemed advisable by the Company, as an alternative to cash payments.

During the first three months of fiscal 2023, a trust was created for the purpose of purchasing common shares of the Company on the stock market. The shares will be held in trust and used to settle some or all of the fiscal 2023 RSU grants when such RSU grants are fully vested. During the twelve months ended March 31, 2023, a trustee appointed by the Company acquired 337,496 common shares for $12.4 million. The trust is included in the Company’s consolidated financial statements with the value of the acquired common shares presented as a reduction of share capital.

NORMAL COURSE ISSUER BID

On December 13, 2022, the Company announced that the Toronto Stock Exchange (“TSX”) had accepted a notice filed by the Company of its intention to make a normal course issuer bid (“NCIB”). Under the NCIB, ATS may purchase for cancellation up to a maximum of 7,335,032 common shares during the 12-month period ending December 14, 2023.

For the year ended March 31, 2023, the Company purchased nil common shares under the current NCIB program and 619,695 common shares for $21.1 million under the previous NCIB program.

Some purchases under the NCIB may be made pursuant to an automatic purchase plan between ATS and its broker. This plan enables the purchase of common shares when ATS would not ordinarily be active in the market due to internal trading blackout periods, insider trading rules, or otherwise. ATS security holders may obtain a copy of the notice, without charge, upon request from the Secretary of the Company. The NCIB program is viewed by the Company as one component of an overall capital structure strategy and complementary to its acquisition growth plans.

INVESTMENTS, LIQUIDITY, CASH FLOW AND FINANCIAL RESOURCES

Investments

(in millions of dollars)

	Fiscal 2023	Fiscal 2022
Investments – increase (decrease)

Non-cash operating working capital	$109.4	$14.3

Acquisition of property, plant and equipment	56.1	36.3

Acquisition of intangible assets	24.2	17.0

Proceeds from disposal of assets	(1.5)	(0.8)
Total cash investments	$188.2	$66.8

In fiscal 2023, the Company’s investment in non-cash working capital increased $109.4 million, compared to an increase of $14.3 million a year ago. Accounts receivable increased 14.7%, or $51.1 million, and net contracts in progress increased 104.8%, or $117.9 million compared to March 31, 2022, due to higher revenue volumes and the timing of billings on certain customer contracts. The Company actively manages its accounts receivable, contract asset and contract liability balances through billing terms on long-term contracts and collection efforts.

Inventories increased 23.6%, or $49.0 million, due to strategic purchases to mitigate supply chain delays in enabling fulfillment of Order Backlog. Deposits and prepaid assets increased 10.1%, or $8.6 million compared to March 31, 2022, due to supplier deposits linked to program execution. Accounts payable and accrued liabilities increased 29.1%, or $146.1 million, compared to March 31, 2022 due to timing of supplier billings and payments combined with fair value impacts related to the Company’s deferred stock units and restricted share units to be settled in cash, as well as $17.2 million at March 31, 2023 related to acquired businesses. Provisions increased 23.4%, or $5.8 million compared to March 31, 2022, primarily due to higher provisions related to the Company’s Reorganization Plan.

Non-cash working capital as a percentage of revenue was 10.1% at March 31, 2023 compared to 8.2% at March 31, 2022. In both cases the percentage was within management’s target range of under 15%.

Cash investments in property, plant and equipment totalled $56.1 million in fiscal 2023, compared to $36.3 million for fiscal 2022. Expenditures primarily related to the expansion and improvement of certain manufacturing facilities, and investments in computer hardware and office equipment. Intangible assets expenditures were $24.2 million for fiscal 2023, compared to $17.0 million for fiscal 2022, and primarily related to computer software and various internal development projects. Capital expenditures for fiscal 2024 for tangible assets and intangible assets are expected to be in the $80 million to $100 million range and reflect the Company’s plan to add capacity to support growth while investing in innovation. The Company will continue to build flexibility in its capacity plans through the strategic use of leased facilities and third-party services.

Proceeds from disposal of assets were $1.5 million in fiscal 2023, compared to $0.8 million in fiscal 2022.

The Company performs impairment tests on its goodwill and intangible asset balances on an annual basis or as warranted by events or circumstances. The Company conducted its annual impairment assessment in the fourth quarter of fiscal 2023 and determined there was no impairment of goodwill or intangible assets as of March 31, 2023 (fiscal 2022 – $nil).

All the Company’s investments involve risks and require judgments and estimates regarding the likelihood of recovery of the respective costs. In the event management determines that any of the Company’s investments have become permanently impaired or recovery is no longer reasonably assured, the value of the investment would be written down to its estimated net realizable value as a charge against earnings.

Liquidity, Cash Flow and Financial Resources (In millions of dollars, except ratios)
As at	March 31, 2023	March 31, 2022
Cash and cash equivalents	$159.9	$135.3

Debt-to-equity ratio[1]	1.18:1	1.14:1

[1]	Debt is calculated as bank indebtedness, long-term debt and lease liabilities. Equity is calculated as total equity less accumulated other comprehensive income.

	Q4 2023	Q4 2022	Fiscal 2023	Fiscal 2022
Cash, beginning of period	$302.1	$200.1	$135.3	$187.5

Total cash provided by (used in):

Operating activities	81.4	30.0	127.8	216.2

Investing activities	(66.9)	(1.2)	(109.0)	(797.5)

Financing activities	(155.9)	(90.1)	4.9	531.5

Net foreign exchange difference	(0.8)	(3.5)	0.9	(2.4)
Cash, end of period	$159.9	$135.3	$159.9	$135.3

In the fourth quarter of fiscal 2023, cash flows provided by operating activities were $81.4 million compared to $30.0 million provided by operating activities in the corresponding period a year ago. The increase primarily related to the timing of investments in non-cash working capital in certain customer programs.

In the year ended March 31, 2023, cash flows provided by operating activities were $127.8 million compared to $216.2 million provided by operating activities a year ago. The year-over-year decrease related primarily to the timing of investments in non-cash working capital in certain customer programs.

The free cash flow of the Company for fiscal 2023 was an inflow of $47.5 million, compared to an inflow of $162.9 million a year ago. The primary reason for the decrease was increased investments in non-cash working capital. Free cash flow is a non-IFRS financial measure - see “Non-IFRS and Other Financial Measures.”

At March 31, 2023, the Company had $456.0 million of unutilized multipurpose credit, including letters of credit, available under existing credit facilities and an additional $115.9 million available under letter of credit facilities.

On November 4, 2022, the Company amended its senior secured credit facility (the “Credit Facility”). The Credit Facility consists of (i) a $750.0 million secured committed revolving line of credit maturing November 4, 2026 and (ii) a fully drawn $300.0 million non-amortized secured term credit facility maturing November 4, 2024. The Credit Facility is secured by the Company’s assets, including a pledge of shares of certain of the Company’s subsidiaries. Certain of the Company’s subsidiaries also provide guarantees under the Credit Facility. At March 31, 2023, the Company had utilized $692.0 million under the Credit Facility, of which $691.9 million was classified as long-term debt (March 31, 2022 - $587.6 million) and $0.1 million by way of letters of credit (March 31, 2022 - $0.1 million).

The Credit Facility is available in Canadian dollars by way of prime rate advances and/or bankers’ acceptances, in U.S. dollars by way of base rate advances and/or Term SOFR, in Euros by way of EURIBOR advances, in British pounds sterling by way of Daily Simple SONIA advances, and by way of letters of credit for certain purposes. The interest rates applicable to the Credit Facility are determined based on a net debt-to-EBITDA ratio as defined in the Credit Facility. For prime rate advances and base rate advances, the interest rate is equal to the bank’s prime rate or the bank’s U.S. dollar base rate in Canada, respectively, plus a margin ranging from 0.45% to 2.00%. For bankers’ acceptances, Term SOFR, EURIBOR advances and Daily Simple SONIA advances, the interest rate is equal to the bankers’ acceptance fee, Term SOFR rate, EURIBOR rate or Daily Simple SONIA rate, respectively, plus a margin that varies from 1.45% to 3.00%. The Company pays a fee for usage of financial letters of credit that ranges from 1.45% to 3.00%, and a fee for usage of non-financial letters of credit that ranges from 0.97% to 2.00%. The Company pays a standby fee on the unadvanced portions of the amounts available for advance or drawdown under the Credit Facility at rates ranging from 0.29% to 0.60%. The Company’s Credit Facility is subject to changes in market interest rates. Changes in economic conditions outside of the Company’s control could result in higher interest rates, thereby increasing its interest expense. The Company uses a variable for fixed interest rate swap to hedge a portion of its Credit Facility (see Risk Management).

The Credit Facility is subject to financial covenants including a net debt-to-EBITDA test and an interest coverage test. Under the terms of the Credit Facility, the Company is restricted from encumbering any assets with certain permitted exceptions. The Credit Facility also limits advances to subsidiaries and partially restricts the Company from repurchasing its common shares and paying dividends. At March 31, 2023, all of the covenants were met.

The Company has additional credit facilities available of $108.5 million (40.8 million Euros, $24.0 million U.S., 55.0 million Thai Baht, 5.0 million GBP, 0.0 million Czech Koruna and $2.0 million AUD). The total amount outstanding on these facilities as at March 31, 2023 was $6,026, of which $5,824 was classified as bank indebtedness (March 31, 2022 - $1,766) and $202 was classified as long- term debt (March 31, 2022 - $153). The interest rates applicable to the credit facilities range from 0.70% to 6.90% per annum. A portion of the long-term debt is secured by certain assets of the Company.

The Company’s U.S. $350.0 million aggregate principal amount of senior notes (“the Senior Notes”) were issued at par, bear interest at a rate of 4.125% per annum and mature on December 15, 2028. After December 15, 2023, the Company may redeem the Senior Notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company’s ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. At March 31, 2023, all of the covenants were met. Subject to certain exceptions, the Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility. Transaction fees of $8.1 million were deferred and are being amortized over the term of the Senior Notes. The Company uses a cross-currency interest rate swap instrument to hedge a portion of its U.S.-dollar-denominated Senior Notes (see Risk Management).

Contractual Obligations

(In millions of dollars)

The Company’s contractual obligations are as follows as at March 31, 2023:

	Payments Due by Period
	Total	<1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	>5 Years

Bank indebtedness	$5.8	$5.8	$–	$–	$–	$–	$–

Long-term debt obligations[1]	1,282.2	19.6	319.6	19.6	411.4	19.5	492.5

Lease liability obligations[1]	111.6	28.0	22.9	16.3	12.8	7.3	24.3

Purchase obligations	508.1	493.8	10.4	0.9	0.2	–	2.8

Accounts payable and accrued liabilities	647.6	647.6	–	–	–	–	–

Total	$2,555.3	$1,194.8	$352.9	$36.8	$424.4	$26.8	$519.6
[1]	Long-term debt obligations and lease liability obligations include principal and interest.

The Company’s off-balance sheet arrangements consist of purchase obligations, primarily commitments for material purchases, which have been entered into in the normal course of business.

In accordance with industry practice, the Company is liable to customers for obligations relating to contract completion and timely delivery. In the normal conduct of its operations, the Company may provide letters of credit as security for advances received from customers pending delivery and contract performance. In addition, the Company provides letters of credit for post-retirement obligations and may provide letters of credit as security on equipment under lease and on order. As at March 31, 2023, the total value of outstanding letters of credit was approximately $192.5 million (March 31, 2022 - $135.9 million).

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its consolidated statement of financial position.

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and monitoring their credit worthiness. The Company’s credit exposure to forward foreign exchange contracts is the current replacement value of contracts that are in a gain position. The Company is also exposed to credit risk from its customers. Substantially all of the Company’s trade accounts receivable are due from customers in a variety of industries and, as such, are subject to normal credit risks from their respective industries. The Company regularly monitors customers for changes in credit risk. The Company does not believe that any single market or geographic region represents significant credit risk. Credit risk concentration, with respect to trade receivables, is mitigated as the Company primarily serves large, multinational customers and obtains receivables insurance in certain instances.

FINANCIAL INSTRUMENTS

The Company has various financial instruments including cash and cash equivalents, trade accounts receivable, bank indebtedness, trade accounts payable and accrued liabilities and long-term debt which are used in the normal course of business to maintain operations. The Company uses derivative financial instruments to help manage and mitigate various risks that the business faces.

RISK MANAGEMENT

An interest rate risk exists with financial instruments held by the Company, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company manages interest rate risk on a portfolio basis and seeks financing terms in individual arrangements that are most advantageous taking into account all relevant factors.

The Company uses a variable for fixed interest rate swap as a derivative financial instrument to hedge a portion of its interest rate risk. Effective November 4, 2022, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300.0 million non-amortized secured credit facility to a fixed 4.241% interest rate. The terms of the hedging instrument will end on November 4, 2024.

A credit risk exists with financial instruments held by the Company, which is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company attempts to mitigate this risk by following policies and procedures surrounding accepting work with new customers, and performing work for a large variety of multinational customers in diversified industries.

There is a liquidity risk, which is the risk that the Company may encounter difficulties in meeting obligations associated with some financial instruments. This is managed by ensuring, to the extent possible, that the Company will have sufficient liquidity to meet its liabilities when they become due.

FOREIGN EXCHANGE RISK

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the Canadian dollar, through borrowings in currencies other than its functional currency and through its investments in its foreign-based subsidiaries.

The Company’s Canadian operations generate significant revenues in major foreign currencies, primarily U.S. dollars, which exceed the natural hedge provided by purchases of goods and services in those currencies. In order to manage a portion of this foreign currency exposure, the Company has entered into forward foreign exchange contracts. The timing and amount of these forward foreign exchange contract requirements are estimated based on existing customer contracts on hand or anticipated, current conditions in the Company’s markets and the Company’s past experience. Certain of the Company’s foreign subsidiaries will also enter forward foreign exchange contracts to hedge identified balance sheet, revenue and purchase exposures. The Company’s forward foreign exchange contract hedging program is intended to mitigate movements in currency rates primarily over a four- to six-month period.

The Company uses cross-currency swaps as derivative financial instruments to hedge a portion of its foreign exchange risk related to its U.S. dollar-denominated Senior Notes. On April 20, 2022, the Company settled its cross-currency interest rate swap instrument outstanding at March 31, 2022 to swap U.S. $175.0 million into Canadian dollars. The Company received interest of 4.125% U.S. per annum and paid interest of 4.257% Canadian. The Company also settled a cross-currency interest rate swap instrument that was outstanding at March 31, 2022 to swap 143.9 million Euros into Canadian dollars. The Company received interest of 4.257% Canadian per annum and paid interest of 3.145% Euros. The Company received $17.2 million to settle the cross-currency swaps of which $21.5 million was recorded as cash received in investing activities (portion related to the Euro-denominated net investment hedge) and $4.3 million was recorded as cash paid in financing activities (portion related to the foreign currency Senior Note hedge) in the consolidated statements of cash flows.

On April 20, 2022, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175.0 million into Canadian dollars to hedge a portion of its foreign exchange risk related to its U.S. dollar-denominated Senior Notes. The Company will receive interest of 4.125% U.S. per annum and pay interest of 4.169% Canadian. The terms of the hedging instrument will end on December 15, 2025.

The Company manages foreign exchange risk on its Euro-denominated net investments. The Company uses a cross-currency interest rate swap as derivative financial instruments to hedge a portion of the foreign exchange risk related to its Euro-denominated net investment. On April 20, 2022, the Company entered into a cross-currency interest rate swap instrument to swap 161.1 million Euros into Canadian dollars. The Company will receive interest of 4.169% Canadian per annum and pay interest of 2.351% Euros. The terms of the hedging relationship will end on December 15, 2025.

In addition, from time to time, the Company may hedge the foreign exchange risk arising from foreign currency debt, intercompany loans, net investments in foreign-based subsidiaries and committed acquisitions through the use of forward foreign exchange contracts or other non-derivative financial instruments. The Company uses hedging as a risk management tool, not to speculate.

Period Average Exchange Rates in Canadian Dollars

	Year-end actual exchange rates			Period average exchange rates
	March 31 2023	March 31 2022	% change	March 31 2023	March 31 2022	% change
U.S. dollar	1.351	1.250	8.1%	1.324	1.254	5.6%
Euro	1.465	1.383	5.9%	1.379	1.458	(5.4)%

CONSOLIDATED QUARTERLY RESULTS

(In millions of dollars, except per share amounts)

	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022

Revenues	$730.8	$647.0	$588.9	$610.6	$603.2	$546.8	$522.1	$510.6

Earnings from operations	$51.9	$56.0	$53.0	$61.6	$59.8	$38.2	$43.7	$44.9

Adjusted earnings from operations[1,4]	$101.9	$86.2	$76.1	$79.2	$81.6	$77.7	$76.8	$71.8

Net income	$29.6	$29.2	$29.5	$39.4	$39.9	$23.3	$29.6	$28.7

Basic earnings per share	$0.32	$0.32	$0.32	$0.43	$0.44	$0.26	$0.32	$0.31

Diluted earnings per share	$0.32	$0.32	$0.32	$0.42	$0.44	$0.26	$0.32	$0.30

Adjusted basic earnings per share[1,4]	$0.73	$0.56	$0.51	$0.57	$0.60	$0.58	$0.59	$0.53

Order Bookings[2]	$737.0	$979.0	$804.0	$736.0	$638.0	$671.0	$510.0	$637.0

Order Backlog[3]	$2,153.0	$2,143.0	$1,793.0	$1,555.0	$1,438.0	$1,475.0	$1,295.0	$1,248.0

1 Non-IFRS measure - See “Non-IFRS and Other Financial Measures” and “Reconciliation of Non-IFRS Measures to IFRS Measures.”

2 Non-IFRS measure - See “Non-IFRS and Other Financial Measures” and “Order Bookings by Quarter.”

3 Non-IFRS measure - See “Non-IFRS and Other Financial Measures” and “Order Backlog Continuity.”

4 The composition of these Non-IFRS Measures has been revised from what was previously disclosed. See “Non-IFRS and Other Financial Measures.”

Interim financial results are not necessarily indicative of annual or longer-term results because capital equipment markets served by the Company tend to be cyclical in nature. Operating performance quarter to quarter is also affected by the timing of revenue recognition on large programs in Order Backlog, which is impacted by such factors as customer delivery schedules, the timing of receipt of third-party components, and by the timing of acquisitions. General economic trends, product life cycles and product changes may impact revenues and operating performance. ATS typically experiences some seasonality with its Order Bookings, revenues and earnings from operations, due to employee vacations, seasonality of growing seasons within the food industry and summer plant shutdowns by its customers.

RELATED PARTY TRANSACTIONS

The Company has an agreement with a shareholder, Mason Capital Management, LLC (“Mason Capital”), pursuant to which Mason Capital has agreed to provide ATS with ongoing strategic and capital markets advisory services for an annual fee of U.S. $0.5 million. As part of the agreement, Michael Martino, a member of the Company’s Board of Directors who is associated with Mason Capital, has waived any fees to which he may have otherwise been entitled for serving as a member of the Board of Directors or as a member of any committee of the Board of Directors.

There were no other significant related party transactions in fiscal 2023.

Reconciliation of Non-IFRS Measures to IFRS Measures

(In millions of dollars, except per share data)

The following table reconciles adjusted EBITDA and EBITDA to the most directly comparable IFRS measure (net income):

	Q4 2023	Q4 2022	Fiscal 2023	Fiscal 2022
Adjusted EBITDA[1]	$118.2	$94.9	$401.2	$359.5
Less: restructuring charges	15.8	1.9	27.5	5.9
Less: acquisition-related transaction costs	1.5	1.4	3.1	12.0
Less: acquisition-related inventory fair value charges	—	5.2	9.2	25.7
Less: mark to market portion of stock-based compensation	15.1	(4.2)	13.4	15.6
Add: contingent consideration adjustment	—	(1.7)	—	(1.7)
EBITDA	$85.8	$92.3	$348.0	$302.0
Less: depreciation and amortization expense	33.9	32.5	125.5	115.4
Earnings from operations	$51.9	$59.8	$222.5	$186.6
Less: net finance costs	18.8	9.6	62.7	32.2
Less: provision for income taxes	3.5	10.3	32.1	33.0
Net income	$29.6	$39.9	$127.7	$121.4
[1]	The composition of these Non-IFRS Measures has been revised from what was previously disclosed. See “Non-IFRS and Other Financial Measures.”

The following tables reconcile adjusted earnings from operations adjusted net income, and adjusted basic earnings per share to the most directly comparable IFRS measure (net income and basic earnings per share):

Three Months Ended March 31, 2023						Three Months Ended March 31, 2022
	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS
Reported (IFRS)	$51.9	$(18.8)	$(3.5)	$29.6	$0.32	$59.8	$(9.6)	$(10.3)	$39.9	$0.44
Amortization of acquisition-related intangibles	17.6	—	—	17.6	0.19	19.2	—	—	19.2	0.21
Restructuring charges	15.8	—	—	15.8	0.17	1.9	—	—	1.9	0.02
Acquisition-related inventory fair value charges	—	—	—	—	—	5.2	—	—	5.2	0.06
Acquisition-related transaction costs	1.5	—	—	1.5	0.02	1.4	—	—	1.4	0.02
Mark to market portion of stock-based compensation	15.1	—	—	15.1	0.17	(4.2)	—	—	(4.2)	(0.05)
Contingent consideration adjustment	—	—	—	—	—	(1.7)	—	—	(1.7)	(0.02)
Tax effect adjustments[1]	—	—	(12.9)	(12.9)	(0.14)	—	—	(6.0)	(6.0)	(0.08)
Adjusted (non-IFRS)[2]	$101.9			$66.7	$0.73	$81.6			$55.7	$0.60

[1]	Adjustments to provision for income taxes relate to the income tax effects of adjustment items that are excluded for the purposes of calculating non-IFRS based adjusted net income.
[2]	The composition of these Non-IFRS Measures has been revised from what was previously disclosed. See “Non-IFRS and Other Financial Measures.”

Year Ended March 31, 2023						Year Ended March 31, 2022
	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS	Earnings from Operations	Finance costs	Provision for income taxes	Net Income	Basic EPS
Reported (IFRS)	$222.5	$(62.7)	$(32.1)	$127.7	$1.39	$186.6	$(32.2)	$(33.0)	$121.4	$1.32
Amortization of acquisition-related intangibles	67.7	—	—	67.7	0.74	63.9	—	—	63.9	0.69
Restructuring charges	27.5	—	—	27.5	0.30	5.9	—	—	5.9	0.07
Acquisition-related fair value inventory charges	9.2	—	—	9.2	0.10	25.7	—	—	25.7	0.28
Acquisition-related transaction costs	3.1	—	—	3.1	0.03	12.0	—	—	12.0	0.13
Mark to market portion of stock-based compensation	13.4	—	—	13.4	0.14	15.6	—	—	15.6	0.17
Contingent consideration adjustment	—	—	—	—	—	(1.7)	—	—	(1.7)	(0.02)
Tax effect of the above adjustments[1]	—	—	(30.7)	(30.7)	(0.33)	—	—	(31.3)	(31.3)	(0.34)
Adjusted (non-IFRS)[2]	$343.4			$217.9	$2.37	$308.0			$211.5	$2.30

[1]	Adjustments to provision for income taxes relate to the income tax effects of adjustment items that are excluded for the purposes of calculating non-IFRS based adjusted net income.
[2]	The composition of these Non-IFRS Measures has been revised from what was previously disclosed. See “Non-IFRS and Other Financial Measures.”

The following table reconciles organic revenue to the most directly comparable IFRS measure (revenue):

	Q4 2023	Q4 2022	Fiscal 2023	Fiscal 2022
Organic revenue	$702.7	$441.7	$2,382.1	$1,721.9
Revenues of acquired companies	4.8	172.1	201.7	521.7
Impact of foreign exchange rate changes	23.3	(10.6)	(6.4)	(60.9)
Total revenue	$730.8	$603.2	$2,577.4	$2,182.7
Organic revenue growth	16.5%		9.2%

The following table reconciles non-cash working capital as a percentage of revenues to the most directly comparable IFRS measures:

As at	March 31 2023	March 31 2022
Accounts receivable	$399.7	$348.6
Income tax receivable	15.2	9.0
Contract assets	527.0	360.8
Inventories	256.9	207.9
Deposits, prepaids and other assets	93.4	84.8
Accounts payable and accrued liabilities	(647.6)	(501.5)
Income tax payable	(38.9)	(48.6)
Contract liabilities	(296.6)	(248.3)
Provisions	(30.6)	(24.8)
Non-cash working capital	$278.5	$187.9
Trailing six-month revenues annualized	$2,755.6	$2,300.0
Working capital %	10.1%	8.2%

The following table reconciles net debt to adjusted EBITDA to the most directly comparable IFRS measures:

As at	March 31 2023	March 31 2022
Cash and cash equivalents	$159.9	$135.3
Bank indebtedness	(5.8)	(1.8)
Current portion of lease liabilities	(24.0)	(20.0)
Current portion of long-term debt	(0.1)	(0.0)
Long-term lease liabilities	(73.3)	(62.9)
Long-term debt	(1,155.7)	(1,016.7)
Net Debt	$(1,099.0)	$(966.1)
Adjusted EBITDA (TTM)[1]	$401.2	$359.5
Net Debt to Adjusted EBITDA[1]	2.7x	2.7x

[1]	The composition of these Non-IFRS Measures has been revised from what was previously disclosed. See “Non-IFRS and Other Financial Measures.”

The following table reconciles free cash flow to the most directly comparable IFRS measures:

(in millions of dollars)	Q4 2023	Q4 2022	Fiscal 2023	Fiscal 2022

Cash flows provided by operating activities	$81.4	$30.0	$127.8	$216.2

Acquisition of property, plant and equipment	(23.4)	(8.4)	(56.1)	(36.3)

Acquisition of intangible assets	(10.1)	(7.9)	(24.2)	(17.0)
Free cash flow	$47.9	$13.7	$47.5	$162.9

Certain Non-IFRS Financial Measures have been revised from previously disclosed values to exclude the impact on stock-based compensation expense of the revaluation of deferred stock units and restricted share units resulting specifically from the change in market price of the Company’s shares between periods. Management believes the adjustment provides further insight into the Company’s performance.

The following table reconciles total stock-based compensation expense to its components:

(in millions of dollars)	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022

Total stock-based compensation expense	$19.3	$9.9	$5.3	$(4.0)	$0.8	$12.7	$10.5	$8.8

Less: Mark to market portion of stock-based compensation	15.1	5.6	1.0	(8.3)	(4.2)	7.3	6.1	6.4
Base stock-based compensation expense	$4.2	$4.3	$4.3	$4.3	$5.0	$5.4	$4.4	$2.4

The following table reconciles the previously reported non-IFRS financial measures to reflect the exclusion of the stock-based compensation revaluation expenses:

(in millions of dollars)	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022

Previously reported: adjusted earnings from operations	$80.6	$75.1	$87.5	$85.8	$70.4	$70.7	$65.4

Mark to market portion of stock-based compensation	5.6	1.0	(8.3)	(4.2)	7.3	6.1	6.4

Revised: adjusted earnings from operations	$86.2	$76.1	$79.2	$81.6	$77.7	$76.8	$71.8

Previously reported: adjusted EBITDA	$95.1	$88.8	$100.8	$99.1	$83.5	$83.3	$77.9

Mark to market portion of stock-based compensation	5.6	1.0	(8.3)	(4.2)	7.3	6.1	6.4

Revised: adjusted EBITDA	$100.7	$89.8	$92.5	$94.9	$90.8	$89.4	$84.3

Previously reported: adjusted basic earnings per share	$0.52	$0.50	$0.64	$0.64	$0.52	$0.53	$0.48

Mark to market portion of stock-based compensation	0.06	0.01	(0.09)	(0.05)	0.08	0.07	0.07

Tax impact of mark to market portion of stock-based compensation	(0.02)	—	0.02	0.01	(0.02)	(0.01)	(0.02)

Revised: adjusted basic earnings per share	$0.56	$0.51	$0.57	$0.60	$0.58	$0.59	$0.53

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the end of the reporting period. Uncertainty about these estimates, judgments and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The Company based its assumptions on information available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the estimates as they occur.

Notes 2 and 3 to the consolidated financial statements describe the basis of accounting and the Company’s significant accounting policies.

Macroeconomic environment

The Company continues to operate amidst an uncertain macroeconomic environment, including inflation, supply chain disruptions, interest rate changes, and the war in Ukraine. As well, while COVID-19 vaccination programs are maturing and generally restrictions are easing across most countries, there is ongoing uncertainty regarding new and potential variants. As a result, it remains difficult to predict the duration or severity of the pandemic or its affect on the business, financial results and conditions of the Company. Further increases in inflation and interest rates could affect the global and Canadian economies, which could adversely affect the Company’s business and operations. ATS will continue to monitor these dynamic macroeconomic conditions to assess any potential impacts on the business, financial results, and conditions of the Company. Management will continue to monitor and assess the impact of these factors on its judgments, estimates, accounting policies, and amounts recognized in the Company’s consolidated financial statements.

The Company tests for impairment on an annual basis and if there are indicators that impairment may have arisen. In calculating the recoverable amount for impairment testing, management is required to make several assumptions, including, but not limited to, expected future revenues, expected future cash flows and forward multiples.

Revenue recognition and contracts in progress

The nature of ATS contracts requires the use of estimates to quote new business, and most automation systems are typically sold on a fixed-price basis. Revenues on construction contracts and other long-term contracts are recognized on a percentage of completion basis as outlined in note 3(c) “Revenue recognition – Construction contracts” to the consolidated financial statements. In applying the accounting policy on construction contracts, judgment is required in determining the estimated costs to complete a contract. These cost estimates are reviewed at each reporting period and by their nature may give rise to income volatility. If the actual costs incurred by the Company to complete a contract are significantly higher than estimated, the Company’s earnings may be negatively affected. The use of estimates involves risks, including volatility within the supply chain that can lead to inflation to the price of inputs as well as the work to be performed involves varying degrees of technical uncertainty, including possible development work to meet the customer’s specification, the extent of which is sometimes not determinable until after the project has been awarded. In the event the Company is unable to meet the defined performance specification for a contracted automation system, it may need to redesign and rebuild all or a portion of the system at its expense without an increase in the selling price. Certain contracts may have provisions that reduce the selling price or provide purchase price refunds if the Company fails to deliver or complete the contract by specified dates. These provisions may expose the Company to liabilities or adversely affect the Company’s results of operations or financial position.

ATS’ contracts may be terminated by customers in the event of a default by the Company or, in some cases, for the convenience of the customer. In the event of a termination for convenience, the Company typically negotiates a payment provision reflective of the progress achieved on the contract and/or the costs incurred to the termination date. If a contract is cancelled, Order Backlog is reduced and production utilization may be negatively impacted.

A complete provision, which can be significant, is made for losses on such contracts when the losses first become known. Revisions in estimates of costs and profits on contracts, which can also be significant, are recorded in the accounting period in which the relevant facts impacting the estimates become known.

A portion of ATS’ revenue is recognized when earned, which is generally at the time of shipment and transfer of title to the customer, provided collection is reasonably assured.

Investment tax credits and income taxes

Investment tax credit assets, disclosed in note 18 to the consolidated financial statements, are recognized as a reduction of the related expenses in the year in which the expenses are incurred, provided there is reasonable assurance that the credits will be realized. Management has made estimates and assumptions in determining the expenditures eligible for the investment tax credits claim and the amount could be materially different from the recorded amount upon review by the government. Deferred income tax assets, disclosed in note 18 to the consolidated financial statements, are recognized to the extent that it is probable that taxable income will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred income tax assets that can be recognized based upon the likely timing and level of future taxable income together with future tax- planning strategies.

If the assessment of the Company’s ability to utilize the deferred income tax asset changes, the Company would be required to recognize more or fewer deferred income tax assets, which would increase or decrease income tax expense in the period in which this is determined. The Company establishes provisions based on reasonable estimates for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous taxation audits and differing interpretations of tax regulations by the taxable entity and the respective tax authority. These provisions for uncertain tax positions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all the relevant factors. The Company reviews the adequacy of these provisions at each quarter. However, it is possible that at some future date an additional liability could result from audits by taxation authorities. Where the final tax outcome of these matters is different from the amount initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Stock-based payment transactions

The Company measures the cost of transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for stock-based payment transactions requires the determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model, including the future forfeiture rate, the expected life of the share option, weighted average risk-free interest rate, volatility and dividend yield, and formation of assumptions. The assumptions and models used for estimating fair value for stock-based payment transactions are disclosed in note 19 to the consolidated financial statements.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The calculations involve significant estimates and assumptions. Items estimated include cash flows, discount rates and assumptions on revenue growth rates. These estimates could affect the Company’s future results if the current estimates of future performance and fair values change. Goodwill is assessed for impairment on an annual basis as described in note 11 to the consolidated financial statements. The Company performed its annual impairment test of goodwill as at March 31, 2023 and determined there was no impairment (March 31, 2022 – $nil).

Provisions

As described in note 3(n) to the consolidated financial statements, the Company records a provision when an obligation exists, an outflow of economic resources required to settle the obligation is probable and a reliable estimate can be made of the amount of the obligation. The Company records a provision based on the best estimate of the required economic outflow to settle the present obligation at the consolidated statement of financial position date. While management believes these estimates are reasonable, differences in actual results or changes in estimates could have a material impact on the obligations and expenses reported by the Company.

Employee benefits

The cost of defined benefit pension plans and the present value of the pension obligations are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

In determining the appropriate discount rate, management considers the interest rates of corporate bonds in their respective currency, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the respective country. Further details about the assumptions used are provided in note 15 to the consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

ACCOUNTING STANDARDS ADOPTED IN FISCAL 2023

The Company has not adopted any standard, interpretation or amendment that had or is expected to have an impact on the Company.

CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company. The control framework used in the design of disclosure controls and procedures and internal control over financial reporting is the “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Disclosure Controls and Procedures

An evaluation of the design and operating effectiveness of the Company’s disclosure controls and procedures was conducted as of March 31, 2023 under the supervision of the CEO and CFO as required by CSA National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings. The evaluation included documentation, review, enquiries and other procedures considered appropriate in the circumstances. Based on that evaluation, the CEO and the CFO have concluded that the Company’s disclosure controls and procedures are effective to provide reasonable assurance that information relating to the Company and its consolidated subsidiaries that is required to be disclosed in reports filed under provincial and territorial securities legislation is recorded, processed, summarized and reported to senior management, including the CEO and the CFO, so that appropriate decisions can be made by them regarding required disclosure within the time periods specified in the provincial and territorial securities legislation.

Internal Control over Financial Reporting

CSA National Instrument 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining internal control over financial reporting for the Company, and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

The CEO and CFO have, using the framework and criteria established in “Internal Control – Integrated Framework (2013)” issued by COSO, evaluated the design and operating effectiveness of the Company’s internal controls over financial reporting and concluded that, as of March 31, 2023, internal controls over financial reporting were effective to provide reasonable assurance that information related to consolidated results and decisions to be made based on those results were appropriate.

There were no significant changes or material weaknesses in the design of the Company’s internal controls over financial reporting during fiscal 2023 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Management, including the CEO and CFO, do not expect that the Company’s disclosure controls or internal controls over financial reporting will prevent or detect all errors and all fraud or will be effective under all potential future conditions. A control system is subject to inherent limitations and, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.

OTHER MAJOR CONSIDERATIONS AND RISK FACTORS

Any investment in ATS will be subject to risks inherent to ATS’ business. The following risk factors are discussed in the Company’s Annual Information Form, which may be found on SEDAR at www.sedar.com.

•	Market volatility;

•	Inflation risks;

•	Geopolitical disputes and conflicts risks;

•	Regional energy shortages, price increases risks;

•	Strategy execution risks;

•	Acquisition risks;

•	Expansion risks;

•	Customer concentration risks;

•	Cumulative loss of several significant contracts;

•	Infectious disease, pandemic, or similar public health threat risks;

•	Natural or other disasters, acts of war, terrorism, international conflicts or other disruptions;

•	Security breaches or disruptions of information technology systems;

•	Industry consolidation;

•	Liquidity, access to capital markets and leverage;

•	Restrictive covenants;

•	Availability of performance and other guarantees from financial institutions;

•	Share price volatility;

•	Competition;

•	First-time program and production risks;

•	Automation systems pricing;

•	Revenue mix risk;

•	Pricing, quality, delivery and volume risks;

•	Litigation;

•	Product failure;

•	New product market acceptance, obsolescence, and commercialization;

•	International trade;

•	Adverse developments affecting the financial services industry;

•	Environmental, social and governance considerations risk;

•	Insurance coverage;

•	Availability of raw materials and other manufacturing inputs;

•	Customer risks

•	Insolvency or financial distress of third parties;

•	Availability of human resources and dependence on key personnel;

•	Restructuring and work stoppage risk;

•	Lengthy sales cycles;

•	Lack of long-term customer commitment;

•	Foreign exchange risk;

•	Doing business in foreign countries;

•	Conditions in China;

•	China subsidiaries’ permits and business licenses;

•	Misuse of China subsidiaries’ chops;

•	Cost of labour in China;

•	Enforcing rights and judgments in China;

•	Legislative compliance;

•	Environmental compliance;

•	Canadian Corruption of Foreign Public Officials Act, United States Foreign Corrupt Practices Act and Anti-bribery laws risk;

•	Intellectual property protection risks;

•	Infringement of third parties’ intellectual property rights risk;

•	Internal controls;

•	Impairment of intangible assets risk;

•	Income and other taxes and uncertain tax liabilities;

•	Variations in quarterly results;

•	Risks associated with product businesses;

•	Manufacturing facilities disruption; and

•	Dependence on performance of subsidiaries.

FORWARD-LOOKING STATEMENTS

This management’s discussion and analysis of financial conditions and results of operations of ATS contain certain statements that may constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to: the value creation strategy; the Company’s strategy to expand organically and through acquisition, and the expected benefits to be derived; the ABM; disciplined acquisitions; various market opportunities for ATS; expanding in emerging markets; the Company’s Order Backlog partially mitigating the impact of variable Order Bookings; rate of Order Backlog conversion to revenue; the potential impact of timing of customer decisions on Order Bookings, performance period, and timing of revenue recognition; the announcement of new Order Bookings and the anticipated timeline for delivery; potential impacts on the time to convert opportunities into Order Bookings; expected benefits with respect to the Company’s efforts to grow its product portfolio and after-sale service revenues; Company’s goal of expanding its adjusted earnings from operations margin over the long term and potential impact of supply chain disruptions; expectation of synergies from integration of acquired companies; non-cash working capital levels as a percentage of revenues in the short-term and the long-term; expectation in relation to meeting liquidity and funding requirements for investments; potential to use debt or equity financing to support growth strategy; underlying trends driving customer demand; expected results of reorganization activity and their anticipated timeline; expected capital expenditures for fiscal 2024; the Company’s belief with respect to the outcome of certain lawsuits, claims and contingencies; and the uncertainty and potential impact on the Company’s business and operations due to the current macroeconomic environment including the impacts of infectious diseases and pandemics, including the COVID-19 pandemic, inflation, supply chain disruptions, interest rate changes, energy shortages, global price increases, events involving liquidity, defaults, non-performance, or other adverse developments that affect financial institutions, transaction counterparties, or other companies in the financial services industry generally, or concerns or rumours about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems, and the war in Ukraine.

Such forward-looking statements are inherently subject to significant known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS’ business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Important risks, uncertainties and factors that could cause actual results to differ materially from expectations expressed in the forward-looking statements include, but are not limited to, the impact of regional or global conflicts; general market performance including capital market conditions and availability and cost of credit; performance of the markets that ATS serves; industry challenges in securing the supply of labour, materials, and, in certain jurisdictions, energy sources such as natural gas; impact of inflation; interest rate changes; foreign currency and exchange risk; the relative strength of the Canadian dollar; risks related to customer concentration; risks related to a recession, slowdown, and/or sustained downturn in the economy; impact of factors such as increased pricing pressure, increased cost of energy and supplies, and delays in relation thereto, and possible margin compression; the regulatory and tax environment; the emergence of new infectious diseases and pandemics, including the potential resurgence of COVID-19 and/or new strains of COVID-19 and collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets, and legislative and regulatory responses; inability to successfully expand organically or through acquisition, due to an inability to grow expertise, personnel, and/or facilities at required rates or to identify, negotiate and conclude one or more acquisitions, or to raise, through debt or equity, or otherwise have available, required capital; that the ABM is not effective in accomplishing its goals; ATS is unable to expand in emerging markets, or is delayed in relation thereto, due to any number of reasons, including inability to effectively execute organic or inorganic expansion plans, focus on other business priorities, or local government regulations or delays; the effect of the events involving limited liquidity, defaults, non-performance, or other adverse developments that affect financial institutions, transaction counterparties, or other companies in the financial services industry generally, or concerns or rumours about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems; energy shortages and global price increases; that the timing of completion of new Order Bookings is other than as expected due to various reasons, including schedule changes; the customer exercising any right to withdraw the Order Booking or to terminate the program in whole or in part prior to its completion, thereby preventing ATS from realizing on the full benefit of the program; that some or all of the sales funnel is not converted to Order Bookings due to competitive factors or failure to meet customer needs; that the market opportunities ATS anticipates do not materialize or that ATS is unable to exploit such opportunities; variations in the amount of Order Backlog completed in any given quarter; timing of customer decisions related to large enterprise programs and potential for negative impact associated with any cancellations or non-performance in relation thereto; that the Company is not successful in growing its product portfolio and/or service offering or that expected benefits are not realized; that efforts to expand adjusted earnings from operations margin over long-term are unsuccessful, due to any number of reasons, including less than anticipated increase in after-sales service revenues or reduced margins attached to those revenues, inability to achieve lower costs through supply chain management, failure to develop, adopt internally, or have customers adopt, standardized platforms and technologies, inability to maintain current cost structure if revenues were to grow, and failure of ABM to impact margins; that acquisitions made are not integrated as quickly or effectively as planned or expected and, as a result, anticipated benefits and synergies are not realized; non-cash working capital as a percentage of revenues operating at a level other than as expected due to reasons, including, the timing and nature of Order Bookings, the timing of payment milestones and payment terms in customer contracts, and delays in customer programs; underlying trends driving customer demand will not materialize or have the impact expected; the failure to realize the savings expected from reorganization activity or within the expected timelines; that capital expenditure targets are increased in the future or the Company experiences cost increases in relation thereto; risk that the ultimate outcome of lawsuits, claims, and contingencies give rise to material liabilities for which no provisions have been recorded; and other risks and uncertainties detailed from time to time in ATS’ filings with securities regulators, including, without limitation, the risk factors described in ATS’ annual information form for the fiscal year ended March 31, 2023, which are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed at www.sedar.com.

ATS has attempted to identify important factors that could cause actual results to materially differ from current expectations, however, there may be other factors that cause actual results to differ materially from such expectations.

Forward-looking statements are necessarily based on a number of estimates, factors and assumptions regarding, among others, management’s current plans, estimates, projections, beliefs and opinions; the future performance and results of the Company’s business and operations; the assumption of successful implementation of margin improvement initiatives; and general economic conditions and global events, including the COVID-19 pandemic.

Forward-looking statements included herein are only provided to understand management’s current expectations relating to future periods and, as such, are not appropriate for any other purpose. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. ATS does not undertake any obligation to update forward-looking statements contained herein other than as required by law.

NON-IFRS AND OTHER FINANCIAL MEASURES

Throughout this document, management uses certain non-IFRS financial measures, non-IFRS ratios and supplementary financial measures to evaluate the performance of the Company.

The terms “EBITDA”, “organic revenue”, “adjusted net income”, “adjusted earnings from operations”, “adjusted EBITDA”, “adjusted basic earnings per share”, and “free cash flow”, are non-IFRS financial measures, “EBITDA margin”, “adjusted earnings from operations margin”, “adjusted EBITDA margin”, “organic revenue growth”, “non-cash working capital as a percentage of revenues”, and “net debt to adjusted EBITDA” are non-IFRS ratios, and “operating margin”, “Order Bookings”, “organic Order Bookings”, “organic Order Bookings growth”, “Order Backlog”, and “book-to-bill ratio” are supplementary financial measures, all of which do not have any standardized meaning prescribed within IFRS and therefore may not be comparable to similar measures presented by other companies. Such measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In addition, management uses “earnings from operations”, which is an additional IFRS measure, to evaluate the performance of the Company. Earnings from operations is presented on the Company’s consolidated statements of income as net income excluding income tax expense and net finance costs. Operating margin is an expression of the Company’s earnings from operations as a percentage of revenues. EBITDA is defined as earnings from operations excluding depreciation and amortization. EBITDA margin is an expression of the Company’s EBITDA as a percentage of revenues. Organic revenue is defined as revenues in the stated period excluding revenues from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic revenue growth compares the stated period organic revenue with the reported revenue of the comparable prior period. Adjusted earnings from operations is defined as earnings from operations before items excluded from management’s internal analysis of operating results, such as amortization expense of acquisition-related intangible assets, acquisition-related transaction and integration costs, restructuring charges, the mark-to-market adjustment on stock-based compensation and certain other adjustments which would be non-recurring in nature (“adjustment items”).

Adjusted earnings from operations margin is an expression of the Company’s adjusted earnings from operations as a percentage of revenues. Adjusted EBITDA is defined as adjusted earnings from operations excluding depreciation and amortization. Adjusted EBITDA margin is an expression of the entity’s adjusted EBITDA as a percentage of revenues. Adjusted basic earnings per share is defined as adjusted net income on a basic per share basis, where adjusted net income is defined as adjusted earnings from operations less net finance costs and income tax expense, plus tax effects of adjustment items and adjusted for other significant items of a non-recurring nature. Non-cash working capital as a percentage of revenues is defined as the sum of accounts receivable, contract assets, inventories, deposits, prepaids and other assets, less accounts payable, accrued liabilities, provisions and contract liabilities divided by the trailing two fiscal quarter revenues annualized. Free cash flow is defined as cash provided by operating activities less property, plant and equipment and intangible asset expenditures. Net debt to adjusted EBITDA is the ratio of the net debt of the Company (cash and cash equivalents less bank indebtedness, long-term debt, and lease liabilities) to adjusted EBITDA. Order Bookings represent new orders for the supply of automation systems, services and products that management believes are firm. Organic Order Bookings are defined as Order Bookings in the stated period excluding Order Bookings from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic Order Bookings growth compares the stated period organic Order Bookings with the reported Order Bookings of the comparable prior period. Order Backlog is the estimated unearned portion of revenues on customer contracts that are in process and have not been completed at the specified date. Book to bill ratio is a measure of Order Bookings compared to revenue.

Following amendments to ATS’ Restricted Stock Unit (“RSU”) Plan in 2022 to provide for settlement in shares purchased in the open market and the creation of the employee benefit trust to facilitate such settlement, ATS began to account for equity-settled RSUs using the equity method of accounting. However, prior RSU grants which will be cash-settled and deferred stock unit (“DSU”) grants which will be cash-settled are accounted for as described in the Company’s annual consolidated financial statements and have significant volatility period over period based on the fluctuating price of ATS’ common shares. As a result, certain Non-IFRS Financial Measures (EBITDA, adjusted EBITDA, net debt to adjusted EBITDA, adjusted earnings from operations and adjusted basic earnings per share) have been revised from previously disclosed values to exclude the impact on stock-based compensation expense of the revaluation of DSUs and RSUs resulting specifically from the change in market price of the Company’s shares between periods. Management believes that this adjustment provides further insight into the Company’s performance, as share price volatility drives variability in the Company’s stock-based compensation expense.

Operating margin, adjusted earnings from operations, EBITDA, EBITDA margin, adjusted EBITDA, and adjusted EBITDA margin are used by the Company to evaluate the performance of its operations. Management believes that earnings from operations is an important indicator in measuring the performance of the Company’s operations on a pre-tax basis and without consideration as to how the Company finances its operations. Management believes that organic revenue and organic revenue growth, when considered with IFRS measures, allow the Company to better measure the Company’s performance and evaluate long-term performance trends. Organic revenue growth also facilitates easier comparisons of the Company’s performance with prior and future periods and relative comparisons to its peers. Management believes that EBITDA and adjusted EBITDA are important indicators of the Company’s ability to generate operating cash flows to fund continued investment in its operations. Management believes that adjusted earnings from operations, adjusted earnings from operations margin, adjusted EBITDA, adjusted net income and adjusted basic earnings per share are important measures to increase comparability of performance between periods. The adjustment items used by management to arrive at these metrics are not considered to be indicative of the business’ ongoing operating performance. Management uses the measure “non-cash working capital as a percentage of revenues” to assess overall liquidity.

Free cash flow is used by the Company to measure cash flow from operations after investment in property, plant and equipment and intangible assets. Management uses net debt to adjusted EBITDA as a measurement of leverage of the Company. Order Bookings provide an indication of the Company’s ability to secure new orders for work during a specified period, while Order Backlog provides a measure of the value of Order Bookings that have not been completed at a specified point in time. Both Order Bookings and Order Backlog are indicators of future revenues that the Company expects to generate based on contracts that management believes to be firm. Organic Order Bookings and organic Order Bookings growth allow the Company to better measure the Company’s performance and evaluation long-term performance trends. Organic Order Bookings growth also facilities easier comparisons of the Company’s performance with prior and future periods and relative comparisons to its peers. Book to bill ratio is used to measure the Company’s ability and timeliness to convert Order Bookings into revenues. Management believes that ATS shareholders and potential investors in ATS use these additional IFRS measures and non-IFRS financial measures in making investment decisions and measuring operational results.

A reconciliation of (i) adjusted EBITDA and EBITDA to net income, (ii) adjusted earnings from operations to earnings from operations, (iii) adjusted net income to net income, (iv) adjusted basic earnings per share to basic earnings per share (v) free cash flow to its IFRS measure components and (vi) organic revenue to revenue, in each case for the three- and twelve-months ended March 31, 2023 and March 31, 2022, is contained in this MD&A (see “Reconciliation of Non-IFRS Measures to IFRS Measures”). This MD&A also contains a reconciliation of (i) non-cash working capital as a percentage of revenues and (ii) net debt to their IFRS measure components, in each case at both March 31, 2023 and March 31, 2022 (see “Reconciliation of Non-IFRS Measures to IFRS Measures”). A reconciliation of Order Bookings and Order Backlog to total Company revenues for the three- and twelve-months ended March 31, 2023 and March 31, 2022 is also contained in this MD&A (see “Order Backlog Continuity”).